[Letterhead Sutherland Asbill & Brennan LLP]

January 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0404

Attn:  Ms. Mara Ransom, Assistant Director

Re:          Oglethorpe Power Corporation

Registration Statement on Form S-3

Filed on December 19, 2013

File No. 333-192954

Dear Ms. Ransom:

On behalf of Oglethorpe Power Corporation (An Electric Membership Corporation) (“Oglethorpe”), we hereby submit a response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated January 15, 2014 (the “Comment Letter”) pertaining to Oglethorpe’s above-referenced registration statement.

Comment:  We note that counsel has limited the scope of this opinion to the “contract law” of Georgia. For offerings of debt securities, a legal opinion must address whether the securities will be binding obligations of the registrant. Such an opinion necessarily encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation. The included opinions appear to go beyond the scope of “contract law.” Please provide us with an analysis as to why counsel believes that this qualification is necessary and appropriate and why counsel does not believe that the qualification detracts from counsel’s binding obligation opinion. Alternatively, please remove the “contract law” qualification in counsel’s opinion. See Sections II.B.1.e and II.B.3.a of Staff Legal Bulletin No. 19, available on our website.

Response:  We have filed herewith an amendment to the above-referenced registration statement with a revised opinion that removes the qualification as to “contract law” of the State of Georgia.

If you have any questions or want to discuss this response, please call me at 770.270.7912.

Sincerely,

/s/ HERBERT J. SHORT, JR.
Herbert J. Short, Jr.

cc:

Michael L. Smith, President and Chief Executive Officer, Oglethorpe Power Corporation
Elizabeth B. Higgins, Executive Vice President and Chief Financial Officer, Oglethorpe Power Corporation
Charles W. Whitney, Senior Vice President and General Counsel, Oglethorpe Power Corporation
G. Kenneth Warren, Vice President, Controller, Oglethorpe Power Corporation
Harry S. Pangas, Sutherland Asbill & Brennan LLP